Exhibit 99.5

Affix Postage

MAMMA.COM INC. 388 St. Jacques Street West 9th Floor Montreal, Quebec, Canada H2Y 1S1

Attn: Shareholder Relations

Rather than receiving interim financial statements by mail, shareholders may choose to access these reports at www.mamma.com. In accordance with National Instrument 54-101, shareholders may elect annually to have their name added to an issuer’s interim financial statements supplemental mailing list by completing and returning this card.

Please print clearly.

Date:

Name:

Address:

City:	Province/State:		Postal/Zip:

Country:		e-mail:

Signature(s) of Shareholder